Exhibit 99.1

New Gold Announces 2017 Financial Results with 11% Increase in Cash Flow Per Share

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Feb. 20, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces its 2017 fourth quarter and full-year financial results and updates its year-end reserve and resource estimates. The Company previously announced its preliminary 2017 operational results and 2018 guidance on January 16, 2018.

As the Company expects the sale of Peak Mines to close in the first quarter of 2018, Peak Mines has been classified as a discontinued operation. The below operational results are disclosed on a total basis and thus include Peak Mines for 2017 (unless otherwise noted). References to results from continuing operations exclude Peak Mines.

2017 Full Year

•	Full-year gold production of 430,949 ounces (including Rainy River pre-commercial production) was at the high end of the guidance range of 380,000 to 430,000 ounces
•	Copper production of 104 million pounds met the guidance range of 100 to 110 million pounds
•	Operating expense of $646 per gold ounce and $1.34 per copper pound
•	All-in sustaining costs(1) of $727 per ounce, including total cash costs(2) of $403 per ounce, were below the Company's previously lowered guidance range of $760 to $800 per ounce
•	Rainy River achieved commercial production in mid-October, ahead of plan
•	Cash generated from operations of $342 million
•	Cash generated from operations before changes in non-cash operating working capital(3) of $299 million
•	Rainy River total carrying value reduced by $181 million
•	Net loss of $108 million, or $0.19 per share
•	Adjusted net earnings(4) of $49 million, or $0.09 per share
•	Year-end cash and cash equivalents of $216 million

2017 Fourth Quarter

•	Record quarterly gold production of 154,530 ounces and 28 million pounds of copper
•	Operating expense of $738 per gold ounce and $1.56 per copper pound
•	All-in sustaining costs of $771 per ounce, including total cash costs of $533 per ounce
•	Record quarterly cash generated from operations of $119 million
•	Cash generated from operations before changes in non-cash operating working capital of $93 million
•	Net loss of $196 million, or $0.34 per share
•	Adjusted net earnings of $33 million, or $0.06 per share

Mineral Reserves and Resources

•	2017 year-end mineral reserves of 14.8 million ounces of gold, 0.9 billion pounds of copper and 77 million ounces of silver (excludes Peak Mines)

"Together, our five mines delivered very solid operating results in 2017," stated Hannes Portmann, President and Chief Executive Officer. "With production at the high end of guidance and costs below guidance, New Gold generated the highest annual cash flow in our Company's history."

"Despite this record 2017 cash flow, our earnings were impacted by an impairment charge driven by the previously disclosed cost increases at Rainy River. Looking forward, our focus will be building upon our strong 2017 operational results and further optimizing the performance of our mines to deliver on our targeted per share growth in production, EBITDA and free cash flow," added Mr. Portmann.

2017 Financial Results

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
CONTINUING OPERATIONS (excludes Peak Mines)
Revenues	$193.5	$140.7	$604.4	$522.8
Operating margin(6)	76.5	46.5	283.4	247.3
Loss from continuing operations	(179.6)	(23.3)	(101.7)	(8.6)
Loss from continuing operations per share (basic)	(0.31)	(0.05)	(0.18)	(0.02)
Adjusted earnings from continuing operations	6.2	1.5	21.3	19.4
Adjusted earnings per share from continuing operations	0.01	0.00	0.04	0.04
Cash generated from continuing operations	91.2	49.1	275.0	225.0
Cash generated from continuing operations before
changes in non-cash operating working capital	64.8	64.6	234.1	245.3
TOTAL OPERATIONS (includes Peak Mines)
Net loss	(195.6)	(22.3)	(108.0)	(7.0)
Net loss per share (basic)	(0.34)	(0.04)	(0.19)	(0.01)
Adjusted net earnings (loss)	32.5	(4.9)	49.3	14.6
Adjusted net earnings (loss) per share	0.06	(0.01)	0.09	0.03
Cash generated from operations	118.9	51.9	342.2	282.2
Cash generated from operations before changes in
non-cash operating working capital	93.0	68.5	299.2	301.8

Continuing Operations

Fourth quarter revenues from continuing operations increased by $53 million, or 38%, relative to the prior-year quarter, due to higher metal sales volumes and higher gold and copper prices. Relative to the fourth quarter of 2016, gold sales increased by 53%, mainly attributable to the start-up of Rainy River and Mesquite's strong quarter. The average realized gold price increased by $75 per ounce, or 6%, and the copper price increased by $0.23 per pound, or 9%, compared to the prior-year quarter.

New Gold's fourth quarter operating margin increased by $30 million relative to the prior-year quarter due to higher revenues, partially offset by higher operating expenses.

The Company reported a loss from continuing operations of $180 million, or $0.31 per share, in the fourth quarter of 2017 relative to a loss from continuing operations of $23 million, or $0.05 per share, in the prior-year quarter. The fourth quarter loss from continuing operations included the impact of a Rainy River after-tax impairment charge of $181 million, a non-cash pre-tax loss of $17 million on the revaluation of the gold stream obligation, finance costs of $13 million, a $9 million non-cash foreign exchange loss, and a $4 million expense related to the Company's restructuring of its corporate office workforce. The prior-year quarter included the net impact of a non-cash $27 million inventory write-down at Cerro San Pedro, a non-cash pre-tax gain of $11 million on the revaluation of the Company's gold price option contracts, a $5 million pre-tax foreign exchange loss, and a non-cash pre-tax gain of $3 million on the revaluation of the gold stream obligation.

As part of New Gold's annual year-end review, the Company assesses the carrying value of its portfolio of assets. This assessment takes into account, among other things, current commodity prices, current mineral reserves and resources and updated mine plans. On January 16, 2018, the Company announced higher operating expenses and capital expenditures over Rainy River's first nine years of operations which was identified as an indicator of impairment. As a result, after completing its assessment, the Company has reduced the total carrying value of Rainy River by $181 million.

New Gold had adjusted net earnings from continuing operations of $6 million, or $0.01 per share, in the fourth quarter of 2017 relative to $2 million, or $nil per share, in the prior-year quarter. Quarterly adjusted net earnings from continuing operations were positively impacted by a $53 million increase in revenues, a $19 million decrease in adjusted tax expense, a $4 million decrease in corporate administration, and a $1 million decrease in exploration and business development expenses. This was partially offset by a $47 million increase in operating expenses (with the prior-year operating expense adjusted for a non-cash $24 million inventory write-down at Cerro San Pedro), a $17 million increase in depreciation and depletion, and a $12 million increase in finance costs.

The Company's fourth quarter cash generated from continuing operations before changes in non-cash operating working capital of $65 million was in line with the prior-year period. Cash generated from continuing operations in the fourth quarter of $91 million was $42 million, or 86%, higher than the prior-year quarter as a result of an increase in trade and other payables, while the prior-year period included an outstanding concentrate receivable of $21 million at New Afton.

For the year ended December 31, 2017, revenues increased by $82 million, or 16%, relative to the prior-year period due to higher gold sales volumes and higher gold and copper prices. Relative to 2016, the average realized price increased by $36 per ounce of gold, or 3%, and $0.43 per pound of copper, or 19%.

New Gold's 2017 operating margin increased by $36 million relative to 2016 due to higher revenues, partially offset by higher operating expenses.

The Company reported a loss from continuing operations of $102 million, or $0.18 per share, for the year ended December 31, 2017, relative to a loss of $9 million, or $0.02 per share, in the prior-year period. The current period net loss included the net impact of a Rainy River after-tax impairment charge of $181 million, a $44 million non-cash foreign exchange gain, a $33 million pre-tax gain on the disposal of the El Morro stream, a $22 million pre-tax loss on the revaluation of the Company's gold stream obligation, an $18 million pre-tax loss on the revaluation of the Company's gold and copper price option contracts and copper forward contracts, and a $3 million gain on the modification of long-term debt. The prior-year period included the net impact of a $31 million pre-tax loss on the revaluation of the Company's gold stream obligation, a non-cash $27 million inventory write-down at Cerro San Pedro, a $12 million non-cash foreign exchange gain, and an $11 million pre-tax gain on the revaluation of Company's gold price option contracts.

New Gold had adjusted earnings from continuing operations for the year ended December 31, 2017 of $21 million, or $0.04 per share, relative to $19 million, or $0.04 per share, in the prior-year. Adjusted net earnings were negatively impacted by a $70 million increase in operating expenses (with the prior year operating expense adjusted for a non-cash $24 million inventory write-down at Cerro San Pedro), a $24 million increase in depreciation and depletion, and a $7 million increase in finance costs. This was partially offset by an $82 million increase in revenues and a $20 million decrease in adjusted tax expense.

The Company's cash generated from continuing operations before changes in non-cash operating working capital for the year ended December 31, 2017 of $234 million was $11 million, or 5%, lower than the prior year as higher operating margins were offset by higher income taxes paid and a $4 million expense related to the Company's restructuring of its corporate office workforce. Cash generated from continuing operations for the year ended December 31, 2017 of $275 million was $50 million, or 22%, higher than the prior year, which benefitted from an increase in trade and other payables and the prior year including an outstanding concentrate receivable of $21 million at New Afton.

Total Operations (including Peak Mines)

The Company reported a net loss of $196 million, or $0.34 per share, in the fourth quarter of 2017. The increase in the net loss relative to the loss from continuing operations relates to a non-cash after-tax loss of $34 million from the sale of Peak Mines, which was only partially offset by earnings from operations at Peak Mines.

New Gold had adjusted net earnings of $33 million, or $0.06 per share, in the fourth quarter of 2017. The increase in adjusted net earnings relative to adjusted net earnings from continuing operations is due to a benefit from adjusted earnings from discontinued operations (Peak Mines).

The Company's fourth quarter 2017 cash generated from operations before changes in non-cash operating working capital and cash generated from operations were higher than those from continuing operations due to the contribution from Peak Mines.

The Company reported a net loss of $108 million, or $0.19 per share, for the year ended December 31, 2017. The increase in net loss relative to the loss from continuing operations relates to a non-cash after tax loss of $34 million from the sale of Peak Mines, which was only partially offset by earnings from operations at Peak Mines.

New Gold had adjusted net earnings of $49 million, or $0.09 per share, for the year ended December 31, 2017. The increase in adjusted net earnings relative to adjusted net earnings from continuing operations is due to a benefit from adjusted earnings from discontinued operations (Peak Mines).

New Gold's 2017 cash generated from operations before changes in non-cash operating working capital and cash generated from operations were higher than those from continuing operations due to the contribution from Peak Mines.

Financial Update

New Gold's cash and cash equivalents as at December 31, 2017 were $216 million. During the quarter, the Company drew an additional $30 million from its $400 million revolving credit facility. At December 31, 2017, a total of $230 million had been drawn and $139 million had been used to issue letters of credit for closure obligations at the Company's producing mines and development projects, leaving $31 million undrawn.

At December 31, 2017, the face value of the Company's long-term debt was $1,030 million (book value – $1,008 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $230 million drawn from the revolving credit facility. The Company currently has approximately 579 million shares outstanding.

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds, or 75%, of its targeted 2018 copper production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound.

2017 Fourth Quarter and Full Year Operational Results

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	154,530	95,883	430,949	381,663
Sold	143,644	93,996	410,086	378,239
Copper (millions of pounds):
Produced	28.1	25.6	104.4	102.3
Sold	24.9	24.6	96.6	99.2
Silver (millions of ounces):
Produced	0.3	0.3	1.2	1.3
Sold	0.3	0.3	1.1	1.3
Revenue:
Gold ($/ounce)	1,252	1,181	1,247	1,207
Copper ($/pound)	2.44	2.24	2.41	2.03
Silver ($/ounce)	15.84	16.35	16.41	16.71
Average realized price(5):
Gold ($/ounce)	1,274	1,199	1,278	1,242
Copper ($/pound)	2.70	2.47	2.66	2.23
Silver ($/ounce)	16.29	16.78	16.88	17.09
Operating expense from continuing operations
Gold ($/ounce)	738	771	646	623
Copper ($/pound)	1.56	1.57	1.34	1.11
Silver ($/ounce)	9.44	10.66	8.54	8.55
Total cash costs from continuing operations
($/ounce)	572	288	360	259
Total cash costs ($/ounce)	533	360	403	349
All-in sustaining costs from continuing
operations ($/ounce)	774	590	668	675
All-in sustaining costs ($/ounce)	771	619	727	692

Note: Revenue per ounce and per pound is net of treatment and refining charges.

In the fourth quarter of 2017, the Company delivered record quarterly gold production of 154,530 ounces (including Peak Mines and Rainy River pre-commercial production), resulting in full-year gold production of 430,949 ounces. The combination of Rainy River's start-up, Mesquite's very strong year, and solid operating results at New Afton and Peak Mines, enabled the Company to achieve its guidance range of 380,000 to 430,000 ounces. Full-year production was higher than 2016 primarily due to additional ounces from Rainy River, which transitioned to commercial production during the fourth quarter of 2017. From an accounting perspective, the Company recognized commercial production at Rainy River effective November 1, 2017.

New Gold's fourth quarter copper production of 28 million pounds was slightly higher than the first three quarters of 2017 and the prior-year quarter. Full-year copper production of 104 million pounds was higher than prior-year production and achieved the Company's 2017 guidance range of 100 to 110 million pounds.

Operating expense per gold ounce during the fourth quarter decreased relative to the prior-year quarter primarily due to an increase in gold ounces sold at Mesquite and the prior year including a $24 million silver heap leach inventory write-down at Cerro San Pedro. Operating expense per gold ounce for the full year was in line with the prior year and achieved the guidance range of $630 to $670 per ounce.

The Company delivered fourth quarter all-in sustaining costs from continuing operations of $774 per ounce, including total cash costs from continuing operations of $572 per ounce. Fourth quarter all-in sustaining costs from all operations were $771 per ounce, including total cash costs from all operations of $533 per ounce. New Gold delivered 2017 all-in sustaining costs from continuing operations of $668 per ounce, including total cash costs from continuing operations of $360 per ounce. 2017 all-in sustaining costs from all operations were $727 per ounce, including total cash costs from all operations of $403 per ounce.

The Company's full-year all-in sustaining costs came in below the guidance range of $760 to $800 per ounce which had previously been lowered by $65 per ounce in the second quarter of 2017. In addition to the Company's strong operating performance, the all-in sustaining costs of $727 per ounce benefitted from the timing of sustaining capital expenditure payments at Rainy River as sustaining capital expenditures that were incurred in the fourth quarter are expected to be paid in the first quarter of 2018 and thus were, per the all-in sustaining cost standard, excluded from the 2017 Rainy River and consolidated all-in sustaining costs.

Rainy River

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	37,047	-	37,047	-
Sold	26,359	-	26,359	-
Operating expense:
Gold ($/ounce)	1,432	-	1,432	-
All-in sustaining costs ($/ounce)	1,549	-	1,549	-

Note: Rainy River gold production includes 8,538 ounces from the pre-commercial production period. Gold sales, operating expense and all-in sustaining costs are only for the period post commercial production.

For the year and three months ended December 31, 2017, total gold production was 45,654 ounces, comprised of pre-commercial gold production of 8,538 ounces, commercial production of 28,509 ounces, and 8,607 ounces of gold inventory in circuit at the end of the period.

Rainy River's 2017 full-year operating costs and all-in sustaining costs were above their guidance ranges of $905 to $945 per ounce and $1,400 to $1,440 per ounce primarily due to lower gold sales volumes.

Project spending at Rainy River in October totalled $29 million. Subsequent to the start of commercial production, the Company paid $52 million in payables associated with the project development, bringing the 2017 full-year development capital spend to $497 million. With approximately $15 million in project payables remaining at the end of 2017, the total 2017 project development capital is expected to be $512 million, which is directly in line with the Company's January 2017 estimate of $515 million.

New Afton

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	22,384	23,879	86,163	98,098
Sold	20,132	24,171	81,067	96,851
Copper (millions of pounds):
Produced	24.6	21.4	90.6	87.3
Sold	22.0	21.1	84.5	84.9
Operating expense:
Gold ($/ounce)	362	415	412	415
Copper ($/pound)	0.78	0.84	0.85	0.74
All-in sustaining costs ($/ounce)	(909)	(253)	(605)	(218)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	617	691	692	686
Copper ($/pound)	1.33	1.41	1.44	1.22

New Afton's full-year gold production exceeded the guidance range of 70,000 to 80,000 ounces by 8% and New Afton's full-year copper production achieved the guidance range of 85 to 95 million pounds. For additional detail on quarterly and full-year production changes, refer to the Company's 2017 Management's Discussion and Analysis.

Fourth quarter operating expense per ounce was lower than the prior-year quarter due to gold revenue representing a lower portion of total sales in the quarter. All-in sustaining costs decreased due to lower sustaining costs and higher by-product revenues. By-product revenues benefitted from an increase in the realized copper price as well as an increase in copper sales volumes. New Afton's quarterly sustaining costs decreased by $2 million, to $9 million, when compared to the fourth quarter of 2016.

Operating expense per ounce for 2017 was in line with the prior year. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by an increase in sustaining costs. By-product revenues benefitted from an increase in the realized copper price. New Afton's full-year sustaining costs increased by $2 million to $42 million when compared to the prior year.

New Afton's 2017 operating expense per gold ounce and per copper pound both achieved their respective guidance ranges of $405 to $445 per gold ounce and $0.80 to $1.00 per copper pound. 2017 all-in sustaining costs were below the guidance range of ($520) to ($480) per ounce, primarily due to an increase in the realized copper price relative to the assumption used when setting 2017 guidance.

Mesquite

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	52,170	39,353	168,889	111,123
Sold	54,612	38,366	168,800	113,843
Operating expense:
Gold ($/ounce)	749	660	727	628
All-in sustaining costs ($/ounce)	833	771	817	979

Mesquite's full-year production significantly exceeded the 2017 guidance range of 140,000 to 150,000 ounces.

Fourth quarter operating expense per ounce increased due to higher process solution flow and the drawdown of leach pad inventory. All-in sustaining costs during the quarter increased due to an increase in operating costs and slightly higher sustaining costs.

Operating expense per ounce for 2017 increased when compared to the prior year due to increased process solution flow and the drawdown of leach pad inventory. Full-year 2017 all-in sustaining costs decreased due to the increase in gold ounces sold and lower sustaining costs, primarily due to no waste stripping being capitalized, which were only partially offset by higher operating expenses.

Operating expense per ounce for 2017 was above the guidance range of $675 to $715 per ounce. All-in sustaining costs achieved the guidance range of $805 to $845 per ounce.

Cerro San Pedro

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	7,177	14,064	34,337	64,993
Sold	7,679	13,351	33,228	64,149
Silver (millions of ounces):
Produced	0.1	0.2	0.6	0.9
Sold	0.1	0.2	0.6	0.9
Operating expense:
Gold ($/ounce)	1,380	2,586	1,287	1,311
Silver ($/ounce)	18.03	35.87	17.14	17.68
All-in sustaining costs ($/ounce)	1,545	1,045	1,425	959

2017 full-year gold production was slightly below the guidance range of 35,000 to 45,000 ounces.

Fourth quarter and full-year operating expense per ounce at Cerro San Pedro was lower than the prior-year periods as the prior-year periods included the impact of a heap leach inventory write-down. All-in sustaining costs increased when compared to the prior-year periods due to lower gold and silver sales volumes.

The operation is in residual leaching and continues to draw down leach pad inventory. As a result, $400 per ounce of the all-in sustaining costs in the fourth quarter, and $404 per ounce in full-year 2017, related to mining costs that were incurred in prior periods. Cerro San Pedro's 2017 costs were above the guidance ranges of $1,080 to $1,120 per ounce for operating costs, and $1,090 to $1,130 per ounce for all-in sustaining costs, primarily due to lower gold and silver sales and higher sustaining costs.

Discontinued Operations

Peak Mines

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	35,753	18,587	104,512	107,449
Sold	34,861	18,049	100,632	103,396
Copper (millions of pounds):
Produced	3.6	4.2	13.8	15.0
Sold	2.9	3.5	12.0	14.3
All-in sustaining costs ($/ounce)	762	742	909	736

Full-year 2017 gold production exceeded the guidance range of 85,000 to 95,000 ounces and copper production was in line with the guidance range of approximately 15 million pounds.

All-in sustaining costs increased during the quarter primarily due to higher operating costs and sustaining costs, which were partially offset by an increase in gold sales volumes.

Full-year 2017 all-in sustaining costs increased relative to the prior-year period due to higher operating costs, higher sustaining costs and lower gold and copper sales volumes. Peak Mines' 2017 all-in sustaining costs were below the guidance range of $975 to $1,015 per ounce.

As previously disclosed, New Gold entered into a binding agreement with Aurelia Metals Limited ("Aurelia") to sell the Peak Mines for cash consideration of $58 million. Aurelia intends to fund the transaction through a combination of debt and proceeds from a recently completed equity placement. New Gold expects the transaction to close in the first quarter of 2018.

2017 Year-End Mineral Reserves and Resources

	As at December 31, 2017			As at December 31, 2016
	Gold (Koz)	Silver (Moz)	Copper (Mlbs)	Gold (Koz)	Silver (Moz)	Copper (Mlbs)
Proven and probable reserves	14,795	77	941	14,453	75	1,033
Rainy River	4,418	13	-	3,943	10	-
New Afton	1,078	4	941	1,161	4	1,033
Mesquite	1,129	-	-	1,179	-	-
Blackwater	8,170	61	-	8,170	61	-
Measured and indicated resources
(exclusive of reserves)	5,597	19	968	5,844	20	950
Inferred resources	1,140	4	131	1,466	4	137

As part of New Gold's estimate of 2017 year-end mineral reserves and resources, the Company increased the gold price assumptions used to estimate mineral reserves and resources by $25 per ounce to $1,275 per ounce and $1,375 per ounce, respectively. The reserve pricing assumption for copper of $2.75 per pound remained the same as 2016 and the silver price assumption increased by $2.00 per ounce to $17.00 per ounce. Metal price assumptions are determined based on an assessment of various factors that include current spot prices, three-year trailing average prices and street consensus pricing forecasts. In calculating its cut-off grades for 2017 year-end mineral reserve and resource estimates, the Company used exchange rate assumptions of $1.30 and $18.00 for the Canadian dollar and Mexican peso relative to the U.S. dollar.

On a consolidated basis (excluding Peak Mines), the Company's total gold mineral reserves of 14.8 million ounces increased by 0.3 million ounces relative to year-end 2016. New Gold was able to offset approximately 0.4 million ounces of depletion from 2017 mining activity from Rainy River, New Afton and Mesquite through the conversion of approximately 0.7 million ounces at Rainy River, New Afton and Mesquite. The increase in reserves at Rainy River is primarily due to a combination of higher gold and silver pricing assumptions and an updated mineral resource model, which were partially offset by increases to operating and capital cost assumptions on the open pit and underground mine designs and the consolidated life-of-mine plan. For the updated open pit design, a gold price of $1,275 per ounce gold was applied compared to the $800 per ounce price used for open pit designs in previous years. As a result, total open pit reserves increased by 0.4 million ounces of gold and 1.9 million ounces of silver. For the updated underground mine design, a lower grade cut-off of 2.2 grams per tonne gold-equivalent has been applied to improve confidence and reduce risk associated with mining selectivity and dilution at higher cut-off grade thresholds. This change has resulted in an increase in underground reserves of 0.1 million ounces of gold and 0.9 million ounces of silver. New Gold's consolidated 2017 year-end copper mineral reserves of 0.9 billion pounds decreased due to depletion from mining activities in 2017.

2018 Guidance

	Gold Production	Copper Production	Operating Expense	Operating Expense	All-in Sustaining Costs
	(thousand ounces)	(million pounds)	($ per gold ounce)	($ per copper pound)	($ per gold ounce)
Rainy River	310 - 350	--	$430 - $470	--	$990 - $1,090
New Afton	55 - 65	75 - 85	$455 - $495	$1.10 - $1.30	($1,020) - ($980)
Mesquite	140 - 150	--	$890 - $930	--	$1,005 - $1,045
Cerro San Pedro	20 - 30	--	$1,255 - $1,295	--	$1,330 - $1,370
New Gold Consolidated	525 - 595	75 - 85	$555 - $595	$1.35 - $1.55	$860 - $900

Note: Estimated consolidated silver production in 2018 approximately 0.9 million ounces.

New Gold's 2018 consolidated gold production is expected to increase by approximately 30% relative to the prior year due to the benefit of the first full year of operations at Rainy River more than offsetting the planned decreases in gold production at New Afton, Mesquite and Cerro San Pedro, and the sale of Peak Mines. 2018 consolidated copper production is expected to decrease relative to the prior year primarily due to the sale of Peak Mines and planned lower mill throughput at New Afton. Consolidated silver production is scheduled to remain in line with 2017 at approximately 0.9 million ounces.

New Gold's by-product pricing assumptions for 2018 are $3.20 per copper pound, which was in line with spot prices at the time guidance was set and approximates the mid-point of the Company's copper collar pricing, and $17.00 per silver ounce which was in line with spot prices at the time guidance was set. The 2018 assumptions for the Canadian dollar and Mexican peso exchange rates of $1.25 and $18.00 to the U.S. dollar are also in line with spot exchange rates.

The Company's operating expense per gold ounce is expected to decrease in 2018 as a higher proportion of gold sales will be from the lower operating expense per ounce Rainy River Mine. 2018 operating expense per copper pound is expected to increase relative to the prior year due to lower mill throughput and copper grades at New Afton.

Consolidated total cash costs for the year are expected to remain in line with the prior year at $360 to $400 per ounce as lower by-product revenues are expected to be offset by higher gold sales. New Gold's 2018 all-in sustaining costs are expected to increase relative to the prior year. 2018 sustaining costs, including sustaining capital, exploration, general and administrative and amortization or reclamation expenditures, are expected to increase by approximately $145 million relative to the prior year primarily due to an increase in sustaining capital expenditures during Rainy River's first full year of operation. This increase is expected to be partially offset by lower capital and exploration expenditures at New Afton, Mesquite and Cerro San Pedro, as well as a sustainable reduction in corporate general and administration expenditures.

Consistent with previous years, New Gold's 2018 full-year gold production is not scheduled to be evenly distributed across the four quarters. Approximately 60% of the Company's consolidated gold production is expected to occur evenly in the second and fourth quarters. The Company's sustaining capital profile is also not scheduled to be evenly distributed across the four quarters. Approximately 40% of the full-year sustaining capital is expected to be incurred in the first quarter with the remaining 60% to occur evenly over the second, third and fourth quarters. As a result of the combined impact of planned lower first quarter production and the higher sustaining capital spend profile, the first quarter is expected to have a significantly higher all-in sustaining cost relative to the full-year guidance range.

For additional details on 2018 guidance at New Gold's operations, refer to the Company's 2017 Management's Discussion and Analysis.

New Gold 2018 All-In Sustaining Costs Key Sensitivities

Sensitivities to the silver price and the Mexican peso are not shown as the sensitivities are limited.

Category	Copper Price	CDN/USD
Base Assumption	$3.20	$1.25
Sensitivity	+/- $0.10	+/- $0.05
Cost per ounce impact
Rainy River	--	$40
New Afton	$135	$100
Mesquite	--	--
Cerro San Pedro	--	--
New Gold Consolidated	$15	$30

In light of previously noted copper collars, at prices above $3.37 per pound, or below $3.00 per pound, only approximately 20 million pounds of the Company's estimated copper production would be impacted by further copper price movements, thus significantly reducing the impact to New Afton and consolidated all-in sustaining costs.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Wednesday, February 21, 2018 at 10:00 a.m. Eastern time. Participants may join the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 21, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 9585489. An archived webcast will also be available until May 21, 2018 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Detailed Mineral Reserve and Resource Tables

Mineral Reserves Statement as at December 31, 2017, exclusive of Peak Mines

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	23,472	1.31	2.6	-	992	1,968	-
Probable	50,314	1.20	3.2	-	1,946	5,252	-
Open Pit P&P (direct proc.)	73,786	1.24	3.0	-	2,937	7,221	-
Underground
Proven	-	-	-	-	-	-	-
Probable	9,056	3.52	9.6	-	1,025	2,807	-
Underground P&P (direct proc.)	9,056	3.52	9.6	-	1,025	2,807	-
Total Direct Processing Reserves	82,842	1.49	3.7	-	3,962	10,028	-
Low grade reserves
Open Pit
Proven	8,063	0.39	2.0	-	101	525	-
Probable	26,960	0.37	2.5	-	324	2,175	-
Open Pit P&P (low grade)	35,023	0.38	2.4	-	425	2,699	-
Stockpile
Proven	1,851	0.51	0.8	-	30	48	-
Stockpile reserves	1,851	0.51	0.8	-	30	48	-
Combined P&P
Proven	33,386	1.04	2.3	-	1,123	2,541	-
Probable	86,330	1.18	3.7	-	3,295	10,234	-
Total Rainy River P&P	119,716	1.15	3.3	-	4,418	12,775	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	28,126	0.51	2.2	0.79	462	1,961	488
C-zone
Proven	-	-	-	-	-	-	-
Probable	26,741	0.72	1.8	0.77	616	1,571	453
Total New Afton P&P	54,867	0.61	2.0	0.78	1,078	3,533	941
MESQUITE
Proven	5,627	0.49	-	-	89	-	-
Probable	59,491	0.54	-	-	1,040	-	-
Total Mesquite P&P	65,119	0.54	-	-	1,129	-	-
BLACKWATER
Direct processing reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct proc.)	294,200	0.79	4.7	-	7,520	44,400	-
Low grade reserves
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
TOTAL PROVEN & PROBABLE RESERVES					14,795	77,108	941

Measured & Indicated Mineral Resources (Exclusive of Mineral Reserves and Peak Mines) Statement as at December 31, 2017

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

RAINY RIVER
Direct processing resources
Open Pit
Measured	2,556	1.11	3.2	-	91	266	-
Indicated	24,995	1.10	3.4	-	884	2,711	-
Open Pit M&I (direct proc.)	27,551	1.10	3.4	-	975	2,977	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	6,223	2.93	9.0	-	587	1,808	-
Underground M&I (direct proc.)	6,223	2.93	9.0	-	587	1,808	-
Low grade resources
Open Pit
Measured	2,023	0.36	2.3	-	23	150	-
Indicated	22,290	0.36	2.3	-	258	1,634	-
Open Pit M&I (low grade)	24,313	0.36	2.3	-	282	1,784	-
Combined M&I
Measured	4,579	0.78	2.8	-	115	417	-
Indicated	53,508	1.00	3.6	-	1,729	6,152	-
Total Rainy River M&I	58,087	0.99	3.5	-	1,844	6,569	-
NEW AFTON
A&B Zones
Measured	17,155	0.63	2.0	0.83	348	1,090	313
Indicated	10,689	0.46	2.4	0.68	159	824	159
A&B Zone M&I	27,844	0.57	2.1	0.77	507	1,909	473
C-zone
Measured	6,424	0.91	2.3	1.07	188	471	152
Indicated	11,918	0.74	2.1	0.88	284	816	231
C-zone M&I	18,342	0.80	2.2	0.95	472	1,284	383
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,841	0.50	2.0	0.43	191	750	111
HW Lens M&I	11,841	0.50	2.0	0.43	191	750	111
Total New Afton M&I	58,038	0.63	2.1	0.76	1,170	3,970	968
MESQUITE
Measured	4,297	0.43	-	-	59	-	-
Indicated	75,859	0.46	-	-	1,122	-	-
Total Mesquite M&I	80,156	0.46	-	-	1,181	-	-
BLACKWATER
Direct processing resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
TOTAL M&I EXCLUSIVE OF RESERVES
CONTINUING OPERATIONS					5,597	19,454	968

Inferred Mineral Resources Statement as at December 31, 2017, exclusive of Peak Mines

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

RAINY RIVER
Direct processing
Open Pit	6,016	1.20	3.4	-	232	650	-
Underground	1,271	3.68	3.8	-	150	156	-
Total Direct Processing	7,286	1.63	3.4	-	382	806	-
Low grade resources
Open Pit	6,219	0.37	1.6	-	74	318	-
Rainy River Inferred	13,505	1.05	2.6	-	456	1,124	-
NEW AFTON
A&B Zones	7,564	0.35	1.3	0.35	85	322	58
C-zone	7,688	0.43	1.3	0.48	106	325	72
HW Lens	-	-	-	-	-	-	-
New Afton Inferred	15,253	0.39	1.3	0.41	192	647	131
MESQUITE	8,871	0.38	-	-	107	-	-
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,159	0.66	3.9	-	385	2,267	-
TOTAL INFERRED					1,140	4,038	131

Peak Mines Mineral Reserves and Resources

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
MINERAL RESERVES
Proven	1,460	2.94	9.9	1.42	138	464	46
Probable	1,400	2.41	8.6	1.24	107	381	38
Total Peak Mines P&P	2,860	2.68	9.2	1.33	246	845	84
MEASURED AND INDICATED RESOURCES EXCLUSIVE OF RESERVES
Measured	1,500	3.11	7.8	1.01	150	370	33
Indicated	4,100	1.74	6.4	1.70	230	850	150
Total Peak Mines M&I	5,600	2.10	6.8	1.52	380	1,200	190

		Metal grade					Contained metal
INFERRED RESOURCES	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Lead %	Zinc %	Gold Koz	Silver Koz	Copper Mlbs	Lead Mlbs	Zinc Mlbs
Gold-Copper resources	2,620	1.32	6.4	1.94	NA	NA	113	553	115	NA	NA
Silver-Lead-Zinc resources	2,300	1.95	29.4	0.29	4.73	5.76	140	2,200	15	240	290
Total Peak Inferred

Notes to Mineral Reserve and Resource Estimates

1.  New Gold's Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.  All Mineral Resource and Mineral Reserve estimates for New Gold's properties and projects are effective December 31, 2017.

3.  New Gold's year-end 2017 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	Lead $/pound	Zinc $/pound	CAD	AUD	MXN
Mineral Reserves	$1,275	$17.00	$2.75	N/A	N/A	1.30	1.30	18.00
Mineral Resources	$1,375	$19.00	$3.00	$1.00	$1.20	1.30	1.30	18.00

4.  Lower cut-offs for the Company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	Open Pit/direct processing:	0.30 – 0.50 g/t AuEq	0.30 – 0.50 g/t AuEq
	Open Pit/low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	Underground/direct processing:	2.20 g/t AuEg	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	C$ 24.00/t
Mesquite	Oxide:	0.14 g/t Au (0.0045 oz/t Au)	0.12 g/t Au (0.0038 oz/t Au)
	Transitional & Non-ox:	0.28 g/t Au (0.0090 oz/t Au)	0.25 g/t Au (0.0081 oz/t Au)
Peak Mines	All ore types:	A$ 80/t to A$140/t	A$ 85/t to A$ 150/t
Blackwater	Open Pit/direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	Open Pit/low grade material:	0.32 g/t AuEq

5.  New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves.  Numbers may not add due to rounding.

6.  Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial extraction. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators 'open pit' and 'underground' are used to indicate the envisioned mining method. The designators 'oxide', 'transitional', 'non-oxide' and 'sulphide' have likewise been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators 'direct processing' and 'lower grade material' have been applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.  Rainy River: In addition to the criteria described above, mineral reserves and mineral resources for Rainy River are reported according to the following additional criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,275/oz gold price. Underground mineral resources are reported below a larger mineral resource pit shell, which has been defined based on a $1,375/oz gold price.  Approximately forty percent (40%) of the gold metal content defined as underground mineral reserves is derived from material located between the mineral reserve pit shell and the mineral resource pit shell; the remaining sixty percent (60%) of the metal content defined as underground mineral reserves is derived from material located below the mineral resource pit shell.  Open pit mineral resources exclude material reported as underground Mineral Reserves.

8.  Qualified Person: The preparation of New Gold's mineral reserve and mineral resource estimates has been completed by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2018 Guidance", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense, all-in sustaining costs and total cash costs, and the factors contributing to those expected results, including mill throughput and metal recoveries, as well as expected capital and other expenditures; planned development activities and timing for 2018 and future years at the Rainy River Mine, including the completion of the full tailings damn footprint and the construction of the first tailings lift, the waste stripping program and underground development; the expected production and costs of the Rainy River Mine over its first nine years of operation; targeted timing for permits, including the Blackwater EA; expected timing for Blackwater development activities, including the completion of internal trade-off studies; and expecting timing for closing of the Peak Mines sale transaction.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly Management's Discussion and Analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar,  Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) in the case of production, cost and expenditure outlooks at the operating mines for 2018 and future years, commodity prices and exchange rates being consistent with those estimated for the purposes for 2018.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.  Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information relating to the operation of New Gold's operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member and AIPG Certified Professional Geologist. Mr. Kwong and Mr. Petersen are "Qualified Persons" for the purposes of Canadian NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2016 filed on www.sedar.com.

Non-GAAP Measures

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature (as presented in the cash flow statement), corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	80.3	34.5	2.2	117.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	108,782	22.0	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	738	1.56	9.44
Operating expenses(1)	80.3	34.5	2.2	117.0
Treatment and refining charges on concentrate sales	2.5	5.8	0.1	8.4
Adjustments(2)	0.1	-	-	0.1
Total cash costs from continuing operations	82.9	40.3	2.3	125.5
By-product silver and copper sales from continuing operations				(63.3)
Total cash costs net of by-product revenue from continuing operations				62.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	108,782	22.0	0.2
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	762	1.83	9.90
Total cash costs per gold ounce sold from continuing operations ($/ounce)				572
Total cash costs on a co-product cash costs	107.2	44.9	2.9
Total cash costs net of by-product revenue				76.5
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	143,644	24.9	0.3
Total cash costs on a co-product basis ($/ounce of pound)	746	1.80	9.73
Total cash costs per gold ounce sold ($/ounce)				533
Total co-product cash costs from continuing operations(5)	82.9	40.3	2.3
Total cash costs net of by-product revenue from continuing operations(5)				62.2
Sustaining capital expenditures	10.4	4.5	0.3	15.2
Sustaining exploration - expensed	0.4	0.2	-	0.6
Corporate G&A including share-based compensation(4)	2.6	1.1	0.1	3.8
Reclamation expenses	1.8	0.8	-	2.5
Total co-product all-in sustaining costs from continuing operations(5)	98.0	46.8	2.8
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				84.3
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	901	2.12	11.67
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				774
Total co-product all-in sustaining costs	131.6	54.4	3.6
Total all-in sustaining costs net of by-product revenue				110.8
All-in sustaining costs on a co-product basis ($/ounce or pound)	916	2.17	11.91
All-in sustaining costs per gold ounce sold ($/ounce)				771

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three months and full-year ended December 31, 2017.

OPEX, Cash Cost and AISC Reconciliation

	Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	200.0	113.5	7.6	321.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	309,454	84.5	0.9
Operating expenses per unit of metal sold ($/ounce or pound)	646	1.34	8.54
Operating expenses(1)	200.0	113.5	7.6	321.1
Treatment and refining charges on concentrate sales	9.6	20.7	0.4	30.6
Adjustments(2)	(0.5)	(0.3)	-	(0.8)
Total cash costs from continuing operations	209.0	133.9	8.0	350.9
By-product silver and copper sales from continuing operations				(239.6)
Total cash costs net of by-product revenue from continuing operations				111.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	309,454	84.5	0.9
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	675	1.58	8.98
Total cash costs per gold ounce sold from continuing operations ($/ounce)				360
Total cash costs on a co-product cash costs	285.8	156.0	9.9
Total cash costs net of by-product revenue				165.2
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	410,086	96.6	1.1
Total cash costs on a co-product basis ($/ounce of pound)	697	1.62	9.22
Total cash costs per gold ounce sold ($/ounce)				403
Total co-product cash costs from continuing operations(5)	209.0	133.9	8.0	111.3
Total cash costs net of by-product revenue from continuing operations(5)
Sustaining capital expenditures(6)	34.8	19.7	1.3	55.8
Sustaining exploration - expensed	1.3	0.8	0.1	2.1
Corporate G&A including share-based compensation(4)	17.6	10.0	0.7	28.3
Reclamation expenses	5.6	3.2	0.2	9.0
Total co-product all-in sustaining costs from continuing operations(5)	268.3	167.6	10.3
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				206.6
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	867	1.98	11.52
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				668
Total co-product all-in sustaining costs	372.8	198.9	12.9
Total all-in sustaining costs net of by-product revenue				298.2
All-in sustaining costs on a co-product basis ($/ounce or pound)	909	2.06	12.01
All-in sustaining costs per gold ounce sold ($/ounce)				727

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three months and full-year ended December 31, 2017.
(6)	For the year ended December 31, 2017 sustaining capital expenditures are net of $0.3 million in proceeds from the disposal of assets.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	58.5	33.1	2.6	94.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	75,887	21.1	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	771	1.57	10.66
Operating expenses(1)	58.5	33.1	2.6	94.2
Treatment and refining charges on concentrate sales	2.7	4.7	0.1	7.5
Adjustments(2)	(15.1)	(8.1)	(0.6)	(23.8)
Total cash costs from continuing operations	46.1	29.6	2.1	77.8
By-product silver and copper sales from continuing operations				(56.0)
Total cash costs net of by-product revenue from continuing operations				21.8
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	75,887	21.1	0.2
Total cash costs on a co-product basis from continuing operations(2) ($/ounce or pound)	607	1.41	8.80
Total cash costs per gold ounce sold from continuing operations ($/ounce)				288
Total cash costs on a co-product cash costs	60.5	36.2	2.6
Total cash costs net of by-product revenue				99.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(4)	93,936	24.6	0.3
Total cash costs on a co-product basis ($/ounce of pound)	647	1.47	9.11
Total cash costs per gold ounce sold ($/ounce)				360
Total co-product cash costs from continuing operations(4)	46.1	29.6	2.1
Total cash costs net of by-product revenue from continuing operations(4)				21.8
Sustaining capital expenditures(5)	7.9	4.4	0.3	12.7
Sustaining exploration - expensed	1.5	0.9	0.1	2.5
Corporate G&A including share-based compensation(3)	4.2	2.4	0.2	6.8
Reclamation expenses	0.6	0.3	-	1.0
Total co-product all-in sustaining costs from continuing operations(4)	60.3	37.6	2.7
Total all-in sustaining costs net of by-product revenue from continuing operations(4)				44.8
All-in sustaining costs on a co-product basis from continuing operations(2) ($/ounce or pound)	795	1.79	11.39
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				590
Total co-product all-in sustaining costs	76.0	44.3	3.2
Total all-in sustaining costs net of by-product revenue				57.8
All-in sustaining costs on a co-product basis ($/ounce or pound)	812	1.80	11.40
All-in sustaining costs per gold ounce sold ($/ounce)				619

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(3)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(4)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three months and full-year ended December 31, 2017.
(5)	For the three months ended December 31, 2017 sustaining capital expenditures are net of $0.1 million in proceeds from the disposal of assets.

OPEX, Cash Cost and AISC Reconciliation

	Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	171.3	94.6	9.6	275.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	274,843	84.9	1.1
Operating expenses per unit of metal sold ($/ounce or pound)	623	1.11	8.55
Operating expenses(1)	171.3	94.6	9.6	275.5
Treatment and refining charges on concentrate sales	10.8	16.8	0.4	28.0
Adjustments(2)	(14.9)	(8.2)	(0.8)	(23.9)
Total cash costs from continuing operations	167.2	103.2	9.2	279.6
By-product silver and copper sales from continuing operations				(208.3)
Total cash costs net of by-product revenue from continuing operations				71.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	274,843	84.9	1.1
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	608	1.22	8.19
Total cash costs per gold ounce sold from continuing operations ($/ounce)				259
Total cash costs on a co-product cash costs	239.9	124.5	10.8
Total cash costs net of by-product revenue				132.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	378,239	99.2	1.3
Total cash costs on a co-product basis ($/ounce of pound)	634	1.26	8.64
Total cash costs per gold ounce sold ($/ounce)				349
Total co-product cash costs from continuing operations(5)	167.2	103.2	9.2
Total cash costs net of by-product revenue from continuing operations(5)				279.6
Sustaining capital expenditures(6)	47.0	25.9	2.6	75.5
Sustaining exploration - expensed	3.1	1.7	0.2	5.0
Corporate G&A including share-based compensation(4)	19.1	10.6	1.1	30.8
Reclamation expenses	2.0	1.1	0.1	3.2
Total co-product all-in sustaining costs from continuing operations(5)	238.4	142.5	13.2
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				185.7
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	861	1.66	11.74
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				675
Total co-product all-in sustaining costs	325.7	164.5	14.6
Total all-in sustaining costs net of by-product revenue				261.9
All-in sustaining costs on a co-product basis ($/ounce or pound)	861	1.66	11.74
All-in sustaining costs per gold ounce sold ($/ounce)				692

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three months and full-year ended December 31, 2017.
(6)	For the year ended December 31, 2017 sustaining capital expenditures are net of $0.7 million in proceeds from the disposal of assets.

(3) Cash Generated from Operations before Changes in Working Capital

"Cash generated from operations before changes in working capital" is a non-GAAP financial measure with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

Cash Generated from Operations before Changes in Working Capital Reconciliation

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Operating cash generated from continuing operations	$91.2	$49.1	$275.0	$225.0
Add back (deduct): Change in non-cash operating working capital from continuing operations	(26.4)	15.5	(40.9)	20.3
Operating cash generated from continuing operations before changes in non-cash working capital	64.8	64.6	234.1	245.3
Operating cash generated from discontinued operations	27.7	2.8	67.2	57.2
Add back (deduct): Change in non-cash operating working capital from discontinued operations	0.5	1.1	(2.1)	(0.7)
Cash generated from operations before changes in non-cash working capital	93.0	68.5	299.2	301.8

(4) Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Adjusted Net Earnings Reconciliation

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
(Loss) earnings before taxes from continuing operations	($308.5)	($16.6)	($217.6)	($10.7)
(Loss) earnings before taxes from discontinued operations	(19.5)	(4.5)	(6.0)	(2.3)
Other losses (gains)	25.0	(10.6)	(39.2)	7.7
Other losses (gains) from discontinued operations	1.3	(2.4)	2.9	(3.9)
Asset impairment and inventory write-down	268.6	33.7	268.4	33.7
Gain on modification of long term debt	-	-	(3.3)	-
Corporate restructuring	4.2	-	4.2	-
Impairment loss on held-for-sale assets	49.0	-	49.0	-
Adjusted net earnings before tax	20.1	(0.4)	58.4	24.5
Income tax recovery (expense)	132.3	(1.4)	115.6	6.0
Income tax adjustments	(119.9)	(3.1)	(124.7)	(15.9)
Adjusted income tax expense	12.4	(4.5)	(9.1)	(9.9)
Adjusted net earnings	32.5	(4.9)	49.3	14.6
Adjusted earnings per share (basic and diluted)	0.06	(0.01)	0.09	0.03
Adjusted effective tax rate	62%	1,125%	16%	40%

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

Operating Margin Reconciliation

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$193.5	$140.7	$604.4	$522.8
Less: Operating expenses	(117.0)	(94.2)	(321.0)	(275.5)
Operating margin	76.5	46.5	283.4	247.3

Consolidated Income Statements (unaudited)

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$193.5	$140.7	$604.4	$522.8
Operating expenses	117.0	94.2	321.0	275.5
Depreciation and depletion	70.5	57.1	220.3	200.1
Revenue less cost of goods sold	6.0	(10.6)	63.1	47.2
Corporate administration	4.9	6.4	23.7	22.9
Corporate restructuring	4.2	-	4.2	-
Share-based payment expenses	(1.8)	0.5	5.1	8.3
Asset impairment	268.4	6.4	268.4	6.4
Exploration and business development	1.3	2.5	6.4	4.1
(Loss) earnings from operations	(271.0)	(26.4)	(244.7)	5.5
Finance income	0.2	0.7	1.1	1.4
Finance costs	(12.7)	(1.4)	(13.2)	(9.9)
Other gains (losses)	(25.0)	10.6	39.2	(7.7)
Loss before taxes	(308.5)	(16.5)	(217.6)	(10.7)
Income tax recovery (expense)	128.9	(6.8)	115.9	2.1
Loss from continuing operations	(179.6)	(23.3)	(101.7)	(8.6)
(Loss) earnings from discontinued operations, net of tax	(16.0)	1.0	(6.3)	1.6
Net loss	(195.6)	(22.3)	(108.0)	(7.0)
Loss from continuing operations per share
Basic	(0.31)	(0.05)	(0.18)	(0.02)
Diluted	(0.31)	(0.05)	(0.18)	(0.02)
Loss per share
Basic	(0.34)	(0.04)	(0.19)	(0.01)
Diluted	(0.34)	(0.04)	(0.19)	(0.01)
Weighted average number of shares outstanding (in millions)
Basic	578.1	513.0	564.7	511.8
Diluted	578.1	513.0	564.7	511.8

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Financial Position (unaudited)

	As at December 31	As at December 31
(in millions of U.S. dollars)	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$216.2	$185.9
Trade and other receivables	27.1	37.1
Inventories	193.2	150.4
Current income tax receivable	12.9	12.5
Derivative assets	-	18.0
Prepaid expenses and other	5.6	6.1
Total current assets	455.0	410.0
Non-current inventories	78.7	103.3
Mining interests	3,200.4	3,191.3
Deferred tax assets	171.6	224.9
Other	2.6	3.5
	3,908.3	3,933.0
Assets held for sale	109.0	-
Total assets	4,017.3	3,933.0
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	178.2	169.2
Current income tax payable	-	6.2
Deferred benefit – Peak sale prepayment	3.0	-
Total current liabilities	181.2	175.4
Reclamation and closure cost obligations	121.5	81.0
Gold stream obligation	249.0	246.5
Provisions	2.6	12.0
Long-term debt	1,007.7	889.5
Deferred tax liabilities	250.3	455.2
Other	2.7	0.2
	1,815.0	1,859.8
Liabilities held for sale	62.8	-
Total liabilities	1,877.8	1,859.8
Equity
Common shares	3,036.5	2,859.0
Contributed surplus	103.2	100.5
Other reserves	(38.9)	(33.0)
Deficit	(961.3)	(853.3)
Total equity	2,139.5	2,073.2
Total liabilities and equity	4,017.3	3,933.0

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
OPERATING ACTIVITIES
Loss from continuing operations	($179.6)	($23.3)	($101.7)	($8.6)
Adjustments for:
Foreign exchange losses (gains)	8.8	5.1	(43.8)	(12.0)
Reclamation and closure costs paid	(0.6)	(1.1)	(1.4)	(2.4)
Gain on disposal of El Morro	-	-	(33.0)	-
Impairment of assets and inventory write-down	268.6	30.9	268.4	30.9
Depreciation and depletion	70.5	57.4	220.6	200.3
Other non-cash adjustments	17.7	(11.6)	46.4	28.3
Income tax (recovery) expense	(128.9)	6.8	(115.9)	(2.1)
Finance income	(0.2)	(0.7)	(1.1)	(1.4)
Finance costs	12.7	1.5	13.2	9.9
	69.0	65.0	251.7	242.9
Change in non-cash operating working capital	26.4	(15.5)	40.9	(20.3)
Income taxes paid	(4.2)	(0.4)	(17.6)	2.4
Operating cash flows generated from continuing operations	91.2	49.1	275.0	225.0
Operating cash flows generated from discontinued operations	27.7	2.8	67.2	57.2
Cash generated from operations	118.9	51.9	342.2	282.2
INVESTING ACTIVITIES
Mining interests	(98.5)	(161.7)	(567.0)	(555.9)
Gold price option contract investment costs	-	(0.4)	(0.9)	(3.5)
Proceeds from the sale of assets	-	0.1	65.3	0.7
Prepayment received on Peak sale, net of transactions costs	2.6	-	2.6	-
Tax on proceeds from disposal of El Morro	-	(0.9)	-	(0.9)
Interest received	0.3	0.8	1.0	1.4
Investing cash flows used by continuing operations	(95.6)	(162.1)	(499.0)	(558.2)
Investing cash flows used by discontinued operations	(13.0)	(2.7)	(34.6)	(10.4)
Cash used by investing activities	(108.6)	(164.8)	(533.6)	(568.6)
FINANCING ACTIVITY
Proceeds received from exercise of options	-	1.2	0.6	9.7
Net proceeds received from issuances of common shares	-	-	164.7	-
Financing initiation costs	-	(0.7)	-	(1.0)
Issuance of senior unsecured notes, net of transaction costs	(0.5)	-	294.6	-
Repayment of senior unsecured notes	-	-	(305.3)	-
Drawdown of credit facility	30.0	100.0	130.0	100.0
Cash settlement of gold stream obligation	(1.1)	-	(1.1)	-
Proceeds from gold stream agreement	-	75.0	-	75.0
Interest paid	(28.4)	(27.0)	(63.7)	(55.3)
Cash generated by financing activities	-	148.5	219.8	128.4
Effect of exchange rate changes on cash and cash equivalents	(1.2)	(0.9)	1.9	8.4
Change in cash and cash equivalents	9.1	34.7	30.3	(149.6)
Cash and cash equivalents, beginning of period	207.1	151.2	185.9	335.5
Cash and cash equivalents, end of period	216.2	185.9	216.2	185.9
Cash and cash equivalents are comprised of:
Cash	161.3	135.7	161.3	135.7
Short-term money market instruments	54.9	50.2	54.9	50.2
	216.2	185.9	216.2	185.9

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/20/c6378.html

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For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:55e 20-FEB-18